JOY GLOBAL INC.
100 E. Wisconsin Ave., Suite 2780
Milwaukee, WI 53202

        March 2, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission Division
of Corporate Finance
450 Fifth Street, NW.
Washington, D.C. 20549
Attention: Mary Beth Breslin

Re: Joy Global Inc.Form
      S-3 filed December 23, 2004
      (SEC File No. 333-121569)

      Joy Global Inc.
      Form 10-K for the year ended October 30, 2004 and related filings
      (SEC File No. 001-09299)

      Joy Global Inc.Form
      8-K filed December 16, 2004
      (SEC File No. 001-09299)

Ladies and Gentlemen:

        On behalf of Joy Global Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated February 11, 2005 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company, please find below our responses to the Comment Letter.

        The numbered paragraphs below set forth the Staff’s comments from the Comment Letter (in bold type), together with the Company’s responses (in ordinary type), and correspond to the numbered paragraphs in the Comment Letter.

Form S-3

Risk Factors – Page 6

The cyclical nature of our original equipment manufacturing business… – Page 6

1.	Please revise to quantify the significant impact that cyclicality has had on your business, results of operations, and financial condition.

The Company has revised its registration statement as requested by the Staff. Please see page 6 of the amended S-3.

We operate in a highly competitive environment – Page 7

2.	In order to demonstrate the risk to investors, please revise to cite specific examples of the “significant competitive pressures” you face.

The Company has revised its registration statement as requested by the Staff. Please see page 7 of the amended S-3.

Exhibits

3.

We note your indication that you will file a deposit agreement by post-effective amendment or by means of filing a Form 8-K to be incorporated by reference. Because you may not register depositary shares without filing a deposit agreement or form of deposit agreement prior to effectiveness, please revise your filing to include the agreement or form of agreement as an exhibit.

As requested by the Staff’s comment, the Company has filed a form of deposit agreement as an exhibit to its amended Form S-3. Please see Exhibit 4.13.

4.	Please add the form of subsidiary guarantee as an exhibit to your registration statement.

As requested by the Staff’s comment, the Company has filed a form of each of the senior subsidiary guarantee and subordinated subsidiary guarantee as exhibits to its amended Form S-3. Please see Exhibits 4.35 and 4.36.

Exhibit 5.1

5.

Please supplementally confirm to us, if true, that the Stock Warrants, the Debt Warrants, the Purchase Contracts, the Units and the Deposit Agreement will be governed by New York or Delaware law. Alternatively, please revise the opinion to clarify that counsel’s opinion extends to the laws of the states whose laws will govern those documents.

The Company confirms that the Stock Warrants, the Debt Warrants, the Purchase Contracts, the Units and the Deposit Agreement will be governed by New York or Delaware law.

6.

Please revise to eliminate the statement that counsel is admitted to practice law in Illinois and the District of Columbia. Although we may not object if counsel elects to opine on laws of states other than the jurisdictions in which counsel is admitted to practice, the opinion may not state or imply that counsel is not admitted to practice in those other states.

As requested by the Staff, the opinion has been revised. The opinion has been further revised to state that it has been rendered in reliance upon the opinions of Wisconsin and Ohio counsel filed as Exhibits 5.3 and 5.4.

7.

Please delete your statement that “issues addressed by this letter may be governed in whole or in part by other laws, but [you] express no opinion as to whether any relevant difference exists between the laws upon which [your] opinions are based and any other laws that may actually govern,” and revise the opinion to clarify that counsel is opining on those other laws that may actually govern.

As requested by the Staff’s comment, the opinion has been revised to delete the statement and clarify the scope of the opinion.

8.

We note that counsel expresses no opinion as to the potential liability of holders of any security with respect to wage claims of, or other debts owing to, employees of the Company for services performed, to the extent provided by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. Please delete this statement as it appears to be inconsistent with counsel’s opinion that the common and preferred shares being registered will be, when issued, non-assessable.

The opinion has been revised to delete the existing statement and clarify in the first numbered paragraph of the opinion that this feature of Wisconsin law is an exception to the non-assessability of the Common Stock and Preferred Stock. The Company notes that the potential liability itself arises out of Wisconsin law and is outside the control of the Company (for so long as the Company maintains its headquarters in Wisconsin), and therefore any opinion encompassing Wisconsin law cannot express a conclusion regarding the non-assessability of a security without incorporating this limitation. The Company has filed as an exhibit to the registration statement an opinion of Wisconsin counsel reflecting this exception.

9.

We note counsel’s disclaimer of any obligation to advise of any change in any source of law or subsequent legal or factual developments that might affect any matters or opinions set forth in the legal opinion. This language appears to be inconsistent with your response to comment 7. Please delete this language from the opinion and confirm our understanding that you will file a clean, unqualified legal opinion in connection with each takedown of securities. In addition, if counsel intends to rely on an opinion of New York counsel with respect to New York law when issuing any future unqualified opinions, please also confirm, if true, that a clean, unqualified opinion of New York counsel will be obtained in connection with each takedown of securities.

The Company confirms that it will file a clean, unqualified legal opinion or opinions (including, if applicable, a clean, unqualified opinion of New York counsel) in connection with each takedown of securities. However, such opinions may be rendered by another individual attorney employed by the Company or by an outside law firm engaged by the Company. The Company respectfully notes that the statement disclaiming an obligation to advise of any change in law or subsequent legal or factual developments is a virtually universal feature of opinion practice, intended primarily to alert the reader to the fact that the rendering of an opinion does not encompass the opinion giver’s commitment to update that opinion. The Company further respectfully submits that its obligation to file a current opinion in connection with each takedown properly addresses any concerns that, at the time of each such takedown, there should exist an opinion that reflects any change in any source of law or legal or factual developments subsequent to the opinions currently being filed.

10.	Please revise the penultimate paragraph of the opinion to eliminate the inappropriate implication that purchasers of the registered securities may not rely on the opinion.

The Company respectfully notes that the opinion does not state that purchasers of the registered securities may not rely on it, but merely limits the scope of the reliance by any person, including such purchasers, to purposes relating to the filing of the registration statement, such as the sale of securities thereunder. By way of hypothetical example, persons acquiring securities from the Company in a future private placement, whether or not such persons are also purchasers of securities registered under the registration statement, should not rely on this opinion for the purposes of any such private placement.

Exhibit 5.2

11.	Because the guarantees that may be issued by the subsidiary guarantors appear to be governed by New York law, please revise the New York law opinion so that it also addresses those guarantees.

As requested by the Staff’s comment, the New York law opinion has been revised.

Form 10-K for fiscal year ended October 30, 2004

Management’s Discussion and Analysis

Results of Operations

2004 Compared with 2003

12.

We note your response to comment 22. Please revise future filings to clarify the term “activity levels” as explained in your response and quantify the change from period to period in each of components (1) through (4) where possible and material to your results of operations.

As requested by the Staff’s comment, the Company will make the requested revision in future filings.

Controls and Procedures

13.

We note your proposed disclosure in response to comments 26 through 32. Please revise to disclose any changes to your internal control over financial reporting that occurred during your fourth quarter of fiscal 2004 that materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting or supplementally confirm to us, if true, that no such changes occurred.

The Company confirms that no change to its internal control over financial reporting occurred during the fourth quarter of fiscal 2004 that materially affected, or that is reasonably likely to materially affect, its internal control over financial reporting.

Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition

14.

We note your response to prior comment 41. Given the long-term nature of the life-cycle service contracts, please consider whether you should make more detailed disclosure (possibly under critical accounting policies) about how you account for these arrangements, including more detail about the extent to which the accounting relies on estimation. We see, for instance, that the contracts are dependent on long-term estimates of maintenance requirements. To the extent material, it appears that you should also more fully address your exposure to losses under these arrangements.

Pursuant to the Staff’s comment, the Company proposes to revise the related disclosure in Item 7 and in Note 2 to the Consolidated Financial Statements contained in Item 15 of its 2004 Form 10-K as shown on the attached Exhibit A.

15.

Refer to your response to prior comment 44. When and if significant, future filings should include disclosure about how you value and account for multiple element arrangements. Refer to paragraph 18 of EITF 00-21.

The Company confirms that, if and when significant, future filings will include disclosure about how the Company values and accounts for multiple element arrangements.

16.	Refer to your response to prior comment 46. When and if significant, future filings should include revenue recognition disclosure regarding agency relationships accounted for under EITF 99-19.

The Company confirms that, if and when significant, future filings will include revenue recognition disclosure regarding agency relationships accounted for under EITF 99-19.

Note 21. Segment Information

17.

We see your proposed changes in response to prior comment 51. However, it is not clear that the revised disclosures conform to the requirement from paragraph 38b to FAS 131. For instance, how can long-lived tangible assets be more than $1 billion as of October 30, 2004? It appears that more than long-lived tangible assets are included in the total. Either revise or advise.

Pursuant to the Staff’s comment, the Company proposes to revise Note 21 to the Consolidated Financial Statements contained in Item 15 of its 2004 Form 10-K as shown on the attached Exhibit B.

18.

As a related matter, we see that when you revised the enterprise wide geographic disclosure (FAS 131, paragraph 38b) you also revised the segment asset disclosure (FAS 131, paragraph 31) so that the year-end totals no longer agree to total assets from your balance sheet. Accordingly, you should revise to also provide the reconciliation called for by paragraph 32(c) of FAS 131.

The Company has determined that its revisions to the business segment asset disclosure reflected in Exhibit D to our letter of January 31, 2005 were not necessary to comply with either FAS 131 or the Staff’s prior comments, and therefore proposes not to amend the business segment asset disclosure in its 2004 Form 10-K. As a result, the year-end totals in the Company’s business segment asset disclosure will agree to total assets from the Company’s balance sheet, thereby eliminating the need for a reconciliation. Accordingly, the only change to the segment disclosure in the Company’s originally filed 2004 Form 10-K would be the revisions to the geographical segment asset disclosure made in response to the Staff’s comment number 17, as described in the response to that comment above.

_________________

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact either me at 1-414-319-8512 or Keith Crow of Kirkland & Ellis at 1-312-861-2181. Please send any further comments via facsimile to me at 1-414-319-8520 and Keith Crow at 1-312-861-2200.

Sincerely, Oren B. Azar Associate General Counsel and Secretary

cc:	Keith S. Crow, Esq. John Jennings, Esq.